P.E. 2/7/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02013830

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For February 7, 2002

TELEX-CHILE S.A.
(Translation of registrant's name into English)

Rinconada El Salto No.202
Comuna de Huechuraba, Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

TELEX-CHILE S.A. (THE "COMPANY")

REPORT ON FORM 6-K

TABLE OF CONTENTS

1. A press release made by the Company on February 7, 2002.

— FOR IMMEDIATE RELEASE —

CONTINUED PROGRESS IN RECAPITALIZATION OF TÉLEX-CHILE

MR. ALEJANDRO ULLOA RESIGNS AS CEO – MR. RAFAEL WILHELM, FORMERLY CFO OF TÉLEX-CHILE, NAMED ACTING CEO

NYSE NOTIFIES TÉLEX-CHILE OF FAILURE TO COMPLY WITH MINIMUM LISTING REQUIREMENTS

Santiago, Chile, February 7, 2002 – Télex-Chile, S.A. today provides updates regarding recent developments in its recapitalization process, changes in senior management and the status of its listing on the New York Stock Exchange (the "NYSE").

Recapitalization Process

On December 28, 2000, Télex-Chile and its subsidiary Chilesat S.A. entered into a judicial agreement with its financial creditors in which, among other things, Télex-Chile agreed to hold a special meeting of shareholders to vote on a proposed capital increase. Financial creditors would be entitled to exchange amounts owing to them by Télex-Chile or Chilesat for shares of Télex-Chile. For a more detailed explanation on the terms of the agreement with creditors, please see the Proxy Solicitation of Télex-Chile, filed with the SEC on Form 6-K on January 16, 2002.

One of our principal indirect shareholders, Connected Acquisition Corp., the beneficial owner of 18.25% of our outstanding common stock, published on January 14, 2002 a notification that it has entered into agreements with certain of our creditors to purchase a portion of our outstanding financial debt and intends, subject to specified conditions, to make a public tender offer regarding 65,392,249 Series A and B shares of our outstanding common stock, including Series B shares in the form of ADRs. Connected Acquisition Corp. has also indicated that, in the event that it is required to do so under U.S. securities laws, it will carry out a public tender offer for our outstanding ADRs in the United States. If Connected Acquisition Corp. is successful in buying our financial debt from our financial creditors and in closing a tender offer for our common stock, it is likely to beneficially own a controlling interest in our company. It is expected that the public tender offer price per ADR or share of common stock will be below the current trading price. For more information regarding Connected Acquisition Corp.'s plans regarding our company, please see the Schedule 13D filed with the SEC on January 10, 2002 and our Form 6-K filed with the SEC on January 16, 2002.

On January 30, 2002, the shareholders voted to increase the capital of Télex-Chile from Ch$98,111,714,580 to Ch$361,782,050,877 to be issued in the form of Series A and Series B shares in proportion to the current numbers of each. The subscription price for these shares was set at Ch$18 per share to be offered on a preferential basis to existing shareholders in proportion to the shares owned by them. Shares not subscribed by existing shareholders would be offered to the financial creditors in exchange for cash or the capitalization of financial obligations owed to such creditors by Télex-Chile. For more information regarding the resolutions adopted at the shareholders' meeting, please see the Form 6-K filed on February 1, 2002.

The agreement with our creditors formed the basis of *convenio judicial preventivos* for each of Télex-Chile and Chilesat that were filed with the courts in Chile and approved on January 25, 2002. The *convenios* provide judicially mandated relief for Télex-Chile and Chilesat from proceedings initiated by our and their respective financial creditors. Under the terms of the *convenios*, our obligations to our financial creditors, including the obligations of Chilesat's financial creditors that are subject, at their election, to novation by Télex-Chile, shall be capitalized within 120 days of December 28, 2001. If, within the 120-day period financial obligations are capitalized for an amount equal to or exceeding 70% of the total amount of our financial obligations, including at least 85% of the financial obligations of Chilesat assumed by Télex-Chile by virtue of the novation, then all of our obligations to financial creditors not capitalized during the 120-period shall be extended and paid in one installment due in 15 years.

If, within the 120-day period less than 70% of the total amount of our financial obligations, including at least 85% of the financial obligations of Chilesat assumed by Télex-Chile by virtue of the novation, are capitalized, then the *convenios* shall be null and void and the financial obligations shall be due immediately, unless the *convenios* are further modified. If the *convenios* are null and void and not modified, we may be compelled, by Chilean law, to declare our own bankruptcy.

Management Changes

On February 1, 2002, the Board of Directors of Télex-Chile and Chilesat held meetings at which the Boards of Directors accepted the resignation of Mr. Allejandro Ulloa Azócar as Chief Executive officer of both companies. To succeed him, Mr. Rafael Wilhelm Matthei was appointed as acting Chief Executive Officer pending the resolution of the announced tender offer and capitalization of the company. The Boards of Directors also accepted the resignation of Mr. Jose Miguel Valdés Lira as a director of Telex-Chile and Chilesat and voted to designate Mr. Raúl Sotomayor as his replacement. The Télex-Chile Board of Directors also accepted the resignation of Mr. Juan Eduardo Ibáñez Walker as Vice-Chairman of both companies and appointed Mr. Raúl Sotomayor Valenzuela as his replacement. Mr. Ibáñez will continue on as a director of both companies.

NYSE Update

The NYSE has advised Télex-Chile that it is currently not in compliance with the NYSE's minimum listing criteria and that Télex-Chile risks suspension and/or delisting from the NYSE unless the situation is remedied. Télex-Chile is currently not in compliance with the following minimum listing criteria:

- Total market capitalization of more than $50 million over a 30 trading-day period and stockholders' equity of more than $50 million, and

- Average closing price of a security of at least $1 over a consecutive 30 trading-day period.

The NYSE, however, is not limited by the quantitative standards, rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria.

The NYSE noted that it may, at any time, suspend a security if it believes continued dealings in the security on the NYSE are not advisable. The NYSE has indicated that it will closely monitor developments at Télex-Chile and make determinations as to the continued listing as the situation dictates. Pending the launching of the announced public tender offer and capitalization of Télex-Chile, Télex-Chile has pledged to maintain a close dialog with the NYSE and to work with the NYSE to preserve its listing status.

About Télex-Chile

Télex-Chile is a telecommunications holding company incorporated in Chile principally engaged, through subsidiaries, in the provision of long distance services within Chile as well as in other selected Latin American countries and the United States. The company is one of the leading facilities-based providers of public long distance services within Chile through Chilesat, Télex-Chile's long distance carrier and principal subsidiary.

The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Télex-Chile's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address, among others, the following subjects: Connected Acquisition Corp.'s announced intention to make a public tender offer for a portion of the capital stock of the company; Télex-Chile's announced capital increase; and Télex-Chile's intention to work with the NYSE to preserve its NYSE listing. The following factors, among others, could cause actual events to differ materially from those described in the forward-looking statements. Connected Acquisition Corp. may not launch or complete its announced tender offer; the anticipated capitalization of the Télex-Chile may not occur; Télex-Chile may be de-listed from the NYSE; the recapitalization process may fail causing the company to enter into bankruptcy.

Contacts:

Company:
Felipe Pérez - Corporate Communications Manager
Télex-Chile S.A.
Teléfono (562) 382-5786 - Fax (562) 382-5116
Internet e-mail: felipe@chilesat.cl
Web Site Home Page: www.telex.cl www.chilesat.cl

TELEX-CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

TELEX-CHILE S.A.

By: ______________________

Rafael Wilhelm
Chief Financial Officer